STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Targatek, Inc. corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Targatek, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

"ARTICLE 4

The total number of shares of stock which the Corporation is authorized to issue is 15,000,000 (Fifteen Million) shares of Common A Stock having a par value of $0.00001 per share, and 9,007,908 (Nine Million Seven Thousand Nine Hundred Eight) shares of Preferred B Stock having a par value of $0.0001 per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of March 2026.

By: William J Adams, Jr
Authorized Officer

Title: Chairman of the Board

Name: William J Adams, Jr
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 03/31/2026
FILED 09:48 AM 03/31/2026
SR 20261488286 - File Number 7130391